SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GTECH Holdings Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

400518106
(CUSIP Number)

August 7, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400518106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw Valence Portfolios, L.L.C.
13-4046559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power
Shares		-0-
Beneficially
Owned by	6.	Shared Voting Power
Each		7,797,710
Reporting
Person With	7.	Sole Dispositive Power
		-0-

	8.	Shared Dispositive Power
		7,797,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,797,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.1%

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 400518106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw & Co., L.P.
13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power
Shares		-0-
Beneficially
Owned by	6.	Shared Voting Power
Each		8,692,410
Reporting
Person With	7.	Sole Dispositive Power
		-0-

	8.	Shared Dispositive Power
		8,692,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,692,410

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.8%

12.	Type of Reporting Person (See Instructions)
IA, PN

CUSIP No. 400518106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power
Shares		-0-
Beneficially
Owned by	6.	Shared Voting Power
Each		8,692,410
Reporting
Person With	7.	Sole Dispositive Power
		-0-

	8.	Shared Dispositive Power
		8,692,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,692,410

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.8%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.
(a)	Name of Issuer
GTECH Holdings Corporation

(b)	Address of Issuer's Principal Executive Offices
55 Technology Way
West Greenwich, Rhode Island 02817

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is:
120 W. 45th Street, Tower 45, 39th Floor
New York, NY 10036

(c)	Citizenship
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, $0.01 par value

(e)	CUSIP Number
400518106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

As of August 14, 2006:

(a) Amount beneficially owned:

D. E. Shaw Valence Portfolios, L.L.C.:	7,797,710 shares
This is composed of (i) 7,701,510 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and (ii) 96,200 shares in the name of D. E. Shaw Valence, L.L.C.

D. E. Shaw & Co., L.P.:	8,692,410 shares

This is composed of (i) 894,700 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 7,701,510 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 96,200 shares in the name of D. E. Shaw Valence, L.L.C.

David E. Shaw:	8,692,410 shares

This is composed of (i) 894,700 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 7,701,510 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 96,200 shares in the name of D. E. Shaw Valence, L.L.C.

(b) Percent of class:
D. E. Shaw Valence Portfolios, L.L.C.:	6.1%
D. E. Shaw & Co., L.P.:	6.8%
David E. Shaw:	6.8%

(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii) Shared power to vote or to direct the vote:
D. E. Shaw Valence Portfolios, L.L.C.:	7,797,710 shares
D. E. Shaw & Co., L.P.:	8,692,410 shares
David E. Shaw:	8,692,410 shares

(iii) Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv) Shared power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	7,797,710 shares
D. E. Shaw & Co., L.P.:	8,692,410 shares
David E. Shaw:	8,692,410 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and the managing member of D. E. Shaw Valence, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 8,692,410 shares as described above constituting 6.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 8,692,410 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, is attached hereto.

Dated: August 17, 2006

D. E. Shaw Valence Portfolios, L.L.C. By: D. E. Shaw & Co., L.P., as managing member By: /s/ Julius Gaudio Julius Gaudio Managing Director

D. E. Shaw & Co., L.P. By: /s/ Julius Gaudio Julius Gaudio Managing Director

David E. Shaw By: /s/ Julius Gaudio Julius Gaudio Attorney-in-Fact for David E. Shaw